SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------
                                   FORM 6-K
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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For August 13, 2001



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



          Form 20-F     X                Form 40-F
                     ---------                       ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


          Yes                            No           X
                     ---------                       ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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CNOOC Limited Signed MOU to Explore the Feasibility of Investing in Australian
Natural Gas Development

(Beijing, August 13, 2001)--CNOOC Limited (SEHK: 883, NYSE:CEO, the "Company") announced today that CNOOC International Limited, a wholly-owned subsidiary of the Company, signed a Memorandum of Understanding (the "MOU") with Chevron Australia Pty Ltd. ("Chevron") with respect to exploring the feasibility of acquiring interests in oil and gas assets in the Gorgon Area, offshore Australia and developing the natural gas market in coastal China.

The introduction of liquefied natural gas ("LNG") into Guangdong and adjacent markets in coastal China will help meet increasing demand for gas in the area. The first phase of the Guangdong LNG project is designed to initially bring approximately three million tons of LNG to China from suppliers yet to be determined. The Company holds an option to acquire its parent's interest in the Guangdong LNG terminal and associated infrastructure.

"Natural gas development is a key ingredient in CNOOC Limited's growth strategy. LNG is a good complement to the offshore gas exploration and development efforts of CNOOC Limited," commented Mr. Wei Liucheng, Chairman and Chief Executive Officer of the Company, "The spirit of the MOU with Chevron is consistent with our desire to take an equity position in suppliers' upstream fields."

Chevron Australia's Managing Director Rhonda Zygocki said the MOU marked an important step forward in her company's efforts to develop the Gorgon field as an LNG project. "Chevron has enjoyed a long and productive relationship with CNOOC and this MOU is evidence of our commitment to pursue commercial discussions in respect of CNOOC taking an equity interest in Gorgon," Ms Zygocki said.

The Gorgon field is located in western Australia. It is the largest natural gas field ever discovered in Australia with certified hydrocarbon reserves in excess of 9.6 TCF.

******

Notes to Editors:
CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

The Company, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). The Company is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and other functions for the PRC offshore petroleum industry as well as other mid- or down-stream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about



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beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
CNOOC Plaza
No. 6, Dong Zhi Men Wai Xiao Jie,
Beijing, 100027
People's Republic of China
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn
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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                            CNOOC Limited


                                            By:  /s/ Cao Yunshi
                                            ----------------------------
                                                 Name: Cao Yunshi
                                                 Title:  Company Secretary


Dated: August 13, 2001